JENA ACQUISITON CORPORATION II

1701 Village Center Circle
Las Vegas, NV 89134

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Catherine De Lorenzo and Pam Howell

Re:	Jena Acquisition Corporation II

Registration Statement on Form S-1

Filed May 12, 2025, as amended

File No. 333-287198

Dear Ms. De Lorenzo and Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jena Acquisition Corporation II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on May 28, 2025, or as soon as thereafter practicable.

Very truly yours,

Jena Acquisition Corporation II

/s/ Michael L. Gravelle
Michael L. Gravelle
General Counsel and Corporate Secretary

cc:	Ellenoff Grossman & Schole LLP